UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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[redacted]

08030910

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

SEC FILE NUMBER
8-44218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ITG Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

380 Madison Avenue
(No. and Street)

New York (City) **NY** (State) **10017** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Bulone **(212) 444-6269**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue (Address) **New York** (City) **NY** (State) **10154** (Zip Code)

PROCESSED
APR 07 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

AFFIRMATION

I, Angelo Bulone, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplementary schedules pertaining to ITG Inc. and Subsidiary for the year ended December 31, 2007 are true and correct. I further affirm, that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Angelo Bulone

Signature

Managing Director, Controller

Title

Magally Rosario

Notary Public

3/27/08

MAGALLY ROSARIO
NOTARY PUBLIC, State of New York
Reg. No. 01RO6134488
Qualified in Kings County
My Commission Expires October 3, 2009

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

INDEPENDENT AUDITORS' REPORT

Board of Directors
ITG Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of ITG Inc. and Subsidiary (the "Company") (a wholly owned subsidiary of Investment Technology Group, Inc.) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of ITG Inc. and Subsidiary as of December 31, 2007, in conformity with U.S generally accepted accounting principles.

KPMG LLP

March 27, 2008

ITG INC. AND SUBSIDIARY

(A wholly owned subsidiary of Investment Technology Group, Inc.)

Consolidated Statement of Financial Condition

December 31, 2007

(In thousands, except share amounts)

Assets

Cash and cash equivalents	$	78,637
Cash restricted or segregated under regulations and other		30,693
Deposits with clearing organizations		43,284
Securities owned, at fair value		6,852
Receivables from brokers, dealers and clearing organizations		177,493
Receivables from customers		109,138
Goodwill		83,738
Other intangibles (net of amortization of $1,128)		8,282
Due from Parent and affiliates		55,883
Deferred taxes		12,659
Other assets		1,698
Total assets	$	608,357

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	112,693
Short-term bank loans		101,400
Payables to brokers, dealers and clearing organizations		31,710
Payable to customers		63,284
Securities sold, not yet purchased, at fair value		43
Due to affiliates		2,154
Total liabilities		311,284
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 10,000 shares authorized, issued and outstanding		—
Additional paid-in capital		144,641
Retained earnings		152,432
Total stockholder's equity		297,073
Total liabilities and stockholder's equity	$	608,357

See accompanying notes to Consolidated Statement of Financial Condition.

(1) Organization and Basis of Presentation

The Consolidated Statement of Financial Condition of ITG Inc. and Subsidiary (the "Company") include the accounts of ITG Inc. ("ITG"), a United States ("U.S.") broker-dealer in equity securities registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), its wholly-owned subsidiary, ITG Capital, Inc. ("ITG Capital"), and a 50% owned joint venture, Block Alert LLC ("BLOCKalert"), a U.S. broker-dealer registered with the SEC and a member of FINRA (see Note 4, "*Affiliate Equity Transactions*"). The Company is a Delaware Corporation that is a wholly-owned subsidiary of Investment Technology Group, Inc. (the "Parent").

The Consolidated Statement of Financial Condition and accompanying notes are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). All material intercompany balances and transactions have been eliminated in consolidation.

The Company is engaged in a single line of business as a securities broker providing equity trading and quantitative research services to institutional investors, brokers, money managers and alternative investment funds in the U.S. As a full service trade execution firm, the Company uses technology to increase the effectiveness and lower the cost of trading.

In May 2007, the Company, in connection with its activities as a broker-dealer, commenced self-clearing of equities trades. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds, as well as the record-keeping functions involved in the processing of securities transactions. Accordingly, the Company is no longer exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule. The Company generates commission revenues on a "per transaction" basis for all orders executed. Orders are delivered to the Company via its "front-end" software products which include Triton, Radical, ITG Channel , and ITG WebAccess, as well as other vendors' front-ends and direct computer-to-computer links to customers. Orders may be executed on or through (1) POSIT Crossing Suite, (2) our algorithmic servers, (3) NYSE, (4) the American Stock Exchange, (5) certain regional exchanges, (6) NASDAQ, (7) market makers, (8) electronic communication networks ("ECNs"), systems which trade equity securities and (9) third party alternative trading systems ("ATSs").

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Statement of Financial Condition represent the accounts of the Company and its subsidiary that are consolidated in conformity with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in unconsolidated companies (generally 20 to 50 percent ownership), in which the Company has the ability to exercise significant influence but has neither a controlling interest nor is the primary beneficiary, under the equity method. Investments in entities in which the Company does not have the ability to exercise significant influence are accounted for under the cost method. Under certain criteria indicated in Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities*, the Company would consolidate a partially-owned affiliate when it has less than a 50% ownership if the Company were the primary beneficiary of that entity. At the present time, the Company has no interests in variable interest entities.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are part of the cash management activities of the Company.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and securities sold, not yet purchased, and certain receivables, are carried at market value, estimated fair value or contracted amounts which approximate fair value due to the short period to maturity or repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities that failed to deliver, cash deposits for securities borrowed, amounts receivable from clearing organizations, as well as commissions receivable. Payables to brokers, dealers and clearing organizations include amounts payable for securities failed to receive, amounts payable to clearing organizations on open transactions, and execution cost payables. In addition, the Company includes net receivable or payable arising from unsettled trades.

Receivables from customers include amounts receivable for securities that failed to deliver, commissions earned and receivables from customers arising from the Company's prepayment of soft dollar research, net of an allowance for doubtful accounts, which is determined based upon management's estimate of the collectibility of such receivables. Payables to customers primarily consist of customer fails to receive.

Securities owned, at fair value at December 31, 2007 consist of mutual funds and common stock. Securities sold, not yet purchased, at fair value consist of common stock. Marketable securities owned are valued using market quotes from third parties.

Securities Borrowed

Securities borrowed transactions generally occur when securities are needed to deliver against a settling transaction, such as non-standard settlements (equity settlements occurring other than trade date plus three days), as requested by our customers or a fail to deliver. Securities borrowed transactions are recorded at the amount of cash collateral advanced to the lender. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, and the collateral is adjusted as necessary based upon market prices. As of December 31, 2007, the value of securities borrowed is included in receivables from brokers, dealers and clearing organizations.

Stock-Based Compensation

The Parent and the Company apply Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share Based Payment.* SFAS No. 123R requires measurement of compensation cost for equity-based awards at fair value and recognition of compensation cost over the vesting period, net of estimated forfeitures.

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft dollar arrangements. At December 31, 2007, the net prepaid soft dollar research balance was $5,018 and the accrued soft dollar research payable balance was $35,527, which are included in receivables from brokers, dealers and other and accounts payable and accrued expenses, respectively, in the Consolidated Statement of Financial Condition.

Goodwill and Other Intangibles

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is required to be assessed no less than annually for impairment. An impairment loss is indicated if the estimated fair value of a reporting unit is less than its net book value. In such a case, the impairment loss is calculated as the amount by which the carrying value of goodwill exceeds the implied fair value of goodwill.

Other intangibles with definite lives are amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.* An impairment loss is calculated as the amount by which the carrying value of the intangible asset exceeds its estimated fair value. Such a loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than its carrying value.

Premises and Equipment

The Parent records all fixed assets, leasehold improvements and related accumulated depreciation and amortization on behalf of the Company on its Consolidated Statement of Financial Condition. Depreciation is provided on a straight-line basis over the estimated useful lives of the fixed assets, which are generally three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the related assets or the non-cancelable lease term.

Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of the Parent. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. The Parent also contributes capital to the Company as a result of tax benefits derived from the exercise of the Parent's stock options by the Company's employees. These tax benefits have been reflected as capital contributions from Parent in the Consolidated Statement of Financial Condition.

Income taxes are accounted for on the asset and liability method. Deferred tax assets and liabilities, if any are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance, if any is recorded against deferred tax assets if it is more likely than not that such assets will not be realized.

(Dollars in thousands, unless otherwise stated)

The Parent adopted the provisions of the Financial Accounting Standards Board ("FASB") Interpretation No 48, "*Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109*" ("FIN 48"), on January 1, 2007 which addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The Parent allocates tax uncertainties specific to the Company in a manner consistent with its policy of charging or crediting amounts equal to the Company's separate tax liability or benefit as if the Company were filing on an individual basis. The cumulative impact of our reassessment of uncertain tax positions in accordance with FIN 48 did not have an impact on the results of operations, financial condition or liquidity of the Company.

Recent Accounting Pronouncements, Not Yet Adopted

On September 15, 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurement* ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Under FAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity's own data. Under FAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 does not expand the use of fair value in any new circumstances. FAS 157 is effective for Statement of Financial Condition issued for fiscal years beginning after November 15, 2007. The Company does not presently expect the adoption of FAS 157 to have a material impact on our consolidated results of operations and financial condition..

On February 15, 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities to measure many financial instruments and certain other items at fair value. Companies are required to adopt the new standard for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on our Consolidated Statement of Financial Condition.

In December 2007, the FASB issued FASB Statement No. 141(R), "Business Combinations", ("FAS 141R"). This new standard will significantly change the accounting for and reporting of business combination transactions and noncontrolling (minority) interests in consolidated Statement of Financial Condition. In addition to expanding the scope of acquisition accounting to all transactions and circumstances under which control of a business is obtained, significant changes in the accounting of business combination transactions resulting from the issuance of FAS 141R include (i) recognition, with certain exceptions, of 100 percent of the fair value of assets acquired, liabilities assumed, and noncontrolling interests of acquired businesses, (ii) measurement of all acquirer shares issued in consideration for a business combination at fair value on the acquisition date (nullification of EITF Issue 99-12), (iii) recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings, (iv) with limited exception, the recognition of preacquisition gain and loss contingencies at their acquisition-date fair values, (v) capitalization of in-progress research and development assets acquired at acquisition date fair value, (vi) recognition of acquisition-related transaction costs as expense when incurred, (vii) recognition of acquisition-related restructuring cost accruals in acquisition accounting only if the criteria in FASB Statement 146 are met as of the acquisition date, and (viii) recognition of changes in the acquirer's income tax valuation

(Dollars in thousands, unless otherwise stated)

allowance resulting from the business combination separately from the business combination as adjustments to income tax expense.

FAS 141R is required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company does not expect the adoption of FAS 141R to have a material impact on our Consolidated Statement of Financial Condition.

(3) Cash Restricted or Segregated Under Regulations and Other

Cash restricted or segregated under regulations and other represents a special reserve bank account for the exclusive benefit of customers ("Special Reserve Bank Account") maintained by the Company in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule").

(4) Affiliate Equity Transactions

BLOCKalert Joint Venture

On August 16, 2006, the Company entered into a joint venture with Merrill Lynch, Pierce, Fenner & Smith, Inc. ("Merrill") to form BLOCKalert, a global block order crossing service by partnering Merrill's global distribution with the Company's technology-enabled trading. On March 26, 2007, BLOCKalert became a U.S. registered broker-dealer with the SEC and is a member of FINRA. This service provides an expanded, singular liquidity pool for block orders utilizing our POSIT crossing network in the U.S. As with all of the Company's POSIT crossing systems, it is independent and anonymous.

The Company's 50% interest in the joint venture is being accounted for under the equity method of accounting, which is included in other assets in the Consolidated Statement of Financial Condition.

(5) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of securities owned and securities sold, not yet purchased, at fair value as of December 31, 2007.

	Securities Owned	Securities Sold, Not Yet Purchased
Mutual funds	$ 6,418	$ -
Corporate stocks	434	43
Total	$ 6,852	$ 43

Securities owned consist of securities positions held by the Company resulting primarily from temporary positions in securities in the normal course of our agency trading business. Securities owned also includes mutual fund positions, as well as 1,500 shares of common stock in the NASDAQ OMX Group, Inc.

Securities sold, not yet purchased consist of short positions in securities resulting from temporary positions in securities in the normal course of our agency trading business.

(Dollars in thousands, unless otherwise stated)

(6) Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The following is a summary of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2007.

	Receivables from	Payables to
Broker-dealers	$ 109,732	$ 12,881
Clearing organizations	1,044	18,829
Deposits for securities borrowed	67,397	-
Allowance for doubtful accounts	(680)	-
Total	$ 177,493	$ 31,710

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(7) Receivables from and Payables to Customers

The following is a summary of receivables from and payables to customers as of December 31, 2007.

	Receivables from	Payables to
Customers	$ 104,396	$ 63,284
Prepaid soft dollar research	6,382	-
Allowance for doubtful accounts	(1,640)	-
Total	$ 109,138	$ 63,284

The Company maintains an allowance for doubtful accounts based upon estimated collectibility of receivables.

(8) Goodwill and Other Intangibles

In accordance with SFAS No. 142, goodwill is assessed no less than annually for impairment. During the year ended December 31, 2007, no goodwill was deemed impaired and accordingly, no write-off was required. Other intangibles with definite lives, continue to be amortized over their useful lives and are assessed annually for impairment pursuant to the provisions of SFAS No. 142 and SFAS No. 144, *Accounting for Long Lived Assets and for Long Lived Assets to be Disposed Of.* Amortizable other intangibles are amortized over their respective estimated useful lives, which range from 3 to 5 years, with the remaining weighted average amortization period approximating 2.1 years.

(Dollars in thousands, unless otherwise stated)

(9) Accounts Payable and Accrued Expenses

The following is a summary of accounts payable and accrued expenses at December 31, 2007.

Accrued soft dollar research payables	$	35,527
Deferred compensation		27,695
Accrued compensation and benefits		21,900
Other accrued expenses		27,571
Total	$	112,693

(10) Short-Term Bank Loans

The Company funds its securities settlement operations with operating cash or with short-term bank loans. The Company has established pledge facilities with two banks, JPMorgan Chase Bank, N.A. and The Bank of New York Mellon for this purpose. Borrowings under these arrangements bear interest at federal funds rate plus 50 basis points, and are repayable on demand (generally the next business day). The short-term bank loans are collateralized by the securities underlying the transactions equal up to 125% of the borrowings. At December 31, 2007, the Company had $101,400 in short-term bank loans under these pledge facilities.

The Company also has a $15 million unsecured line of credit with The Bank of New York Mellon bearing interest at a negotiated rate. Each advance under the line of credit is due at a specified maturity date with no prepayment option. At December 31, 2007, the Company had no borrowings outstanding under this facility.

(11) Income Taxes

For the year ended December 31, 2007, the Company's operations were included in the consolidated federal income tax return of the Parent. The Company accounts for income taxes as if it were a separate entity.

Amounts due for income taxes are payable to the Parent and are netted in due from Parent and affiliates on the Consolidated Statement of Financial Condition at December 31, 2007.

Deferred income taxes are provided for temporary differences in reporting certain items, and give rise to a net deferred tax asset of $12,659 as of December 31, 2007. Temporary differences that give rise to a significant portion of net deferred tax assets are as follows:

(Dollars in thousands, unless otherwise stated)

Deferred tax assets		
Deferred compensation	$	11,357
Depreciation and amortization		3,055
Allowance for doubtful accounts		951
Stock based compensation		3,644
Other		735
Total deferred tax assets		19,742
Deferred tax liabilities		
Goodwill		(6,457)
Partnership investments		(626)
Total deferred tax liabilities		(7,083)
Net deferred tax assets	$	12,659

At December 31, 2007, management of the Company believes that it is more likely than not that future reversals of existing taxable temporary differences and anticipated future taxable income will be sufficient to realize the gross deferred tax assets.

Tax Uncertainties

At December 31, 2007, there were no material tax uncertainties allocated by the Parent to the Company (see Note 2, "*Summary of Significant Accounting Policies*").

With limited exception, the Parent is no longer subject to U.S. federal, state, or local tax audits by taxing authorities for years preceding 2001. The Internal Revenue Service ("IRS") is currently examining the Parent's U.S. federal income tax returns for 2002 through 2005. Certain state and local returns are also currently under various stages of audit.

(12) Employee Benefit and Stock Plans

Equity Plan

At December 31, 2007, the Parent had an equity plan for employees of the Company. The 2007 Omnibus Equity Compensation Plan (the "2007 Plan") was approved and became effective on May 8, 2007 (the "Effective Date"). As of the Effective Date, various plans including the Amended and Restated 1994 Stock Option and Long-term Incentive Plan (the "1994 Plan") were merged with and into the 2007 Plan. Under the 2007 Plan, awards of 5,186,208 shares of the Parent's common stock are reserved for issuance under the Plan. Shares of common stock, which are attributable to awards which have expired, terminated or been canceled or forfeited during any calendar year, are generally available for issuance or use in connection with future awards during such calendar year. Stock options that have been granted under the 2007 Plan are exercisable on dates ranging through October 2011. The 2007 Plan will remain in effect until May 7, 2017, unless sooner terminated, or extended, by the Board of Directors of the Parent. After this date, no further awards shall be granted, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions, as stated in the 2007 Plan.

Under the 2007 Plan, in addition to time-based option awards, the Parent is permitted to grant performance based stock options. In 2007, the Parent did not grant any such awards under the 2007 Plan or the 1994 Plan. During 2007, the Parent did not grant any time-based stock options to select employees of the Company. The

(Dollars in thousands, unless otherwise stated)

performance based options generally cliff-vest at the end of the three-year performance period and could result in no options actually being issued as a result of not meeting the three-year performance metric.

Under the 2007 Plan, the Parent is permitted to grant restricted share awards. In 2007, certain employees of the Company were granted 22,820 restricted shares that generally either vest solely contingent upon continued employment through the third anniversary of the grant or cliff vest after three years in whole or in part only if the consolidated cumulative pre-tax operating income of the Company reached certain levels.

Stock Unit Award Program

Effective January 1, 1998, selected members of senior management and key employees participated in the Stock Unit Award Program (the "SUA Program"), a mandatory tax-deferred compensation program established under the 1994 Plan. Under the SUA Program, and as amended January 1, 2006 and later merged into the 2007 Plan, all employees earning total compensation per annum of $200 have the option to participate. The amended SUA Program defers receipt (and thus taxation) on a graduated portion of the participants' compensation for units representing the Parent's common stock equal in value to 120% of the compensation deferred. The units representing 100% of the total compensation deferred are at all times fully vested and non-forfeitable; however, the units are restricted to settlement to common shares distributed in whole on the third anniversary of the deferral. The match representing 20% of the compensation deferred is contingent only upon employment with the Company and vests 100% on the third anniversary of the deferral.

During the year ended December 31, 2007, 172,721 units were granted to the Company's employees in the SUA Program, and 104,457 shares of the Parent's common stock were issued in connection with the SUA Program.

Employee Benefit Plans

All employees of the Company are eligible to participate in the Investment Technology Group, Inc. Retirement Savings Plan ("RSP") and the Investment Technology Group, Inc. Money Purchase Pension Plan ("MPP"). On January 16, 2007 the MPP merged into the RSP. The merger had no effect upon the benefit conferred by these plans. The plans include all eligible compensation (base salary, bonus, commissions, options and overtime) up to the Internal Revenue Service annual maximum, or $225 for the year ended December 31, 2007. The plans' features include a guaranteed Company contribution of 3% of eligible pay to be made to all eligible employees regardless of participation in the RSP, a discretionary Company contribution based on the Parent's total consolidated profits between 0% and 8% of eligible compensation regardless of participation in the RSP, and a Company matching contribution of 66⅔% of voluntary employee contributions up to a maximum of 6% of eligible compensation per year.

In November 1997, the Board of Directors of the Parent approved the ITG Employee Stock Purchase Plan ("ESPP"). The ESPP became effective February 1, 1998 and allows all full-time employees to purchase the Parent's common stock at a 15% discount through automatic payroll deductions. The ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code

(13) Related Party Transactions

The Company has entered into a Services Agreement with its affiliate, Investment Technology Group International Limited ("ITG International"), under which the Company and ITG International provide introductory brokerage and related services to each other.

The Company provides certain securities trading services, administrative services, and the use of certain office space to an affiliate, AlterNet Securities, Inc. ("AlterNet"), pursuant to a Services Agreement.

Pursuant to a Management and Administrative Services Agreement between the Company, the Parent and an affiliate, ITG Software Solutions, Inc. ("ITGSSI"), the Company provides management and administrative personnel services to assist ITGSSI in the conduct of its business.

Pursuant to an Intangible Property License Agreement with ITGSSI, the Company pays ITGSSI license fees for the use of its technology.

The Company has entered into an Agreement for Sharing Research and Development Costs with its affiliates, ITG Australia Holdings Pty. Ltd. ("ITG Australia") and ITG International, under which the cost to develop certain technological intangibles is shared.

The Parent has entered into lease agreements with third parties related to the office space used to conduct the business of the Company and its affiliate. The minimum future rental commitment under non-cancelable operating leases related to the Company expires at various dates through 2014 and amount to $30,481.

In the normal course of business, the Company disburses cash for purchases made by the Parent and other affiliates and reimburses Parent and affiliates for payments made on behalf of the Company including income taxes and is included in due from Parent and affiliates and due to affiliates in the accompanying Consolidated Statement of Financial Condition.

The Company entered into a services agreement with Investment Technology Group Limited ("ITGLTD"), in which ITGLTD provides services to the Company in connection with a disaster recovery services contract.

The Company entered into a services agreement with ITG Execution Services, Inc. ("ITGXSV"), in which ITGXSV provides services to the Company in connection with floor brokerage executions.

The Company provides certain management services, administrative services, and the use of certain office space to an affiliate, ITG Global Production, Inc. ("ITGGPI"), pursuant to a Services Agreement.

The Company entered into a services agreement with ITGGPI, in which ITGGPI provides services to the Company in connection with the production data center and manages the disaster recovery services contract.

The Company entered into a services agreement with Blackwatch Brokerage Inc. ("BLBRK"), in which BLBRK provides services to the Company in connection with transaction processing.

The Company entered into a services agreement with The Macgregor Group, Inc. ("MACGGI"), in which MACGGI provides services to the Company in connection with broker connectivity.

Pursuant to a Services Agreement with BLOCKalert, certain administrative services, and the use of certain office space in connection with BLOCKalert's operations are provided by the Company.

Pursuant to a Joint Venture License, Services and Support Agreement with BLOCKalert, BLOCKalert paid the Company for support and maintenance and access to POSIT Now.

Pursuant to a Joint Venture Formation Agreement with BLOCKalert, the Company incurred fees for the use of the BLOCKalert applet.

The Company entered into a services agreement with ITG Derivatives, LLC ("ITGDER"), in which ITGDER provides services to the Company in connection with transaction processing.

(Dollars in thousands, unless otherwise stated)

The Company provides certain securities trading services and administrative services to ITGDER, pursuant to a Services Agreement.

The Company paid cash dividends of $35,000 to the Parent.

(14) Commitments and Contingencies

We are periodically involved in litigation and various legal matters that arise in the normal course of business, including proceedings relating to regulatory matters. Such matters are subject to many uncertainties and outcomes are not predictable. At the current time, we do not believe any of these matters will have a material adverse effect on our Consolidated Statement of Financial Condition.

(15) Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company is involved in the execution of various institutional customer securities transactions. Securities transactions are subject to the credit risk of counter party or customer nonperformance. However, transactions are collateralized by the underlying securities, thereby reducing the associated risk to changes in the market value of the securities through settlement date. Therefore, the settlement of these transactions is not expected to have a material effect upon the Company's Consolidated Statement of Financial Condition. It is also the Company's policy to review, as necessary, the credit worthiness of each counter party and customer.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing transactions such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, securities owned, at fair value, receivables from brokers, dealers and clearing organizations and receivables from customers. Cash and cash equivalents and securities owned, at fair value are deposited with high credit quality financial institutions.

(16) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the greater of $1,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of May 1, 2007, the Company changed its business model from a fully disclosed introducing broker-dealer to a self-clearing broker-dealer and the Company's minimum net capital requirement as defined under Rule 15c3-1 increased to $1,000 from $250.

As of December 31, 2007, the Company had a $30,693 cash balance in a "Special Reserve Bank Account for the benefit of customers under the Customer Protection Rule pursuant to SEC Rule 15c3-3, "*Computation for Determination of Reserve Requirements*".

At December 31, 2007, the Company had net capital of approximately $114,024 which was approximately $110,979 in excess of required net capital of $3,045.

Dividends or withdrawals of capital can not be made to Parent from the Company if they are needed to comply with regulatory requirements.

END